TELEFAX

Danske Bank

Danske Markets / Group Treasury
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

02055714

29 October 2002

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	20

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report Third Quarter of 2002 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / Group Treasury

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

11/4

12055 2001.12

Stock Exchange Announcement No. 31/2002
October 29, 2002

Quarterly Report

First nine months of 2002

Danske Bank

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Index 02/01	Full year 2001
Net interest income, excluding earnings from investment portfolios	13,573	13,579	100	18,051
Fee and commission income, net	4,566	4,636	98	6,265
Trading income	223	1,273	18	1,597
Other core income	1,029	825	125	1,171
Core insurance earnings	940	957	98	1,223
Total core income	20,331	21,270	96	28,307
Operating expenses and depreciation	11,229	12,206	92	16,275
Core earnings before provisions	9,102	9,064	100	12,032
Provisions for bad and doubtful debts	1,005	1,054	95	1,752
Core earnings	8,097	8,010	101	10,280
Profit on sale of subsidiaries	0	234	0	240
Earnings from investment portfolios	707	665	106	870
Profit before tax	8,804	8,909	99	11,390
Tax	2,390	1,925	124	2,677
Net profit for the period	6,414	6,984	92	8,713
Of which minority interests	-	1		-

BALANCE SHEET HIGHLIGHTS (DKr bn)				
Bank loans and advances	473	467	101	476
Mortgage loans	466	438	106	448
Bonds and shares	346	266	130	356
Due to credit institutions and central banks	290	249	116	241
Deposits	419	384	109	400
Issued bonds	633	571	111	673
Subordinated debt	30	32	94	32
Shareholders' equity	62	59	105	57
Total assets	1,612	1,439	112	1,539

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	8.9	9.5		11.9
Net profit for the period as % p.a. of average shareholders' equity	14.2	16.9		16.0
Core earnings as % p.a. of average shareholders' equity	17.9	19.3		18.9
Cost/core income ratio, %	55.2	57.4		57.5
Solvency ratio, % (excl. net profit for the period)	9.4	9.4		10.3
Core (tier 1) capital ratio, % (excl. net profit for the period)	6.6	6.5		7.3
Share price, end of period	113.8	123.7		135.1
Book value per share, DKr	87.0	80.4		76.0
Number of full-time employees, end of period:				
Danske Bank and consolidated subsidiaries	17,137	17,790		17,564
Non-consolidated subsidiaries (insurance companies)	846	966		957

Review

Danske Bank Group recorded a net profit of DKr6,414m for the first nine months of 2002 against DKr6,984m for the same period of 2001. The decline is attributable mainly to a low tax expense in the third quarter of 2001.

The Group's core earnings in the first nine months of 2002 increased slightly, in line with the outlook presented in the Interim Report. Core income for the first nine months of 2002 compared with the first nine months of 2001 fell by 4% to DKr20,331m. Income continues to be adversely affected by low volume in the capital markets and moderate activity in the core markets of the Group. The decline in income was offset by falling costs and marginally lower provisions.

The Group's total net interest income was unchanged from the level of the first nine months of 2001. The significant fall in Danish money market rates had an adverse impact on net interest income. Banking Activities, International, and the trade-related activities of Danske Markets recorded rising net interest income. The rise in net interest income at Danske Markets should be seen against the background of a considerable fall in trading income.

Despite the substantial fall in the level of activity in the core markets of the Group, earnings from fees and commissions were reduced by a mere 2% compared with 2001 to DKr4,566m. Fee income rose slightly in the third quarter of 2002 relative to the third quarter of 2001.

Other core income rose in the third quarter of 2002 following receipt of gains from the sale of real property and reversal of a reservation made in connection with lawsuits.

The Group's core insurance earnings fell by DKr17m to DKr940m. Danica's pre-tax result improved from a negative DKr75m at the end of June to a profit of DKr310m at the end of September. The rise stems from considerably improved earnings from investment portfolios in Danica as a result of a conversion of the investment assets allocated to Danica's shareholders' equity.

On October 29, 2002, Danica received a financial strength rating and a counterparty credit rating from Standard & Poor's, the international rating agency. Both ratings are A+.

The trend in the Group's operating costs and depreciation is progressing as planned. Costs declined by DKr977m to DKr11,229m in the first nine months, corresponding to a fall of 8%. In the same period, the cost/core income ratio fell to 55.2% from 57.4% for the same period of 2001. In the third quarter of 2002, the ratio was 54.6%.

The Group's core earnings before provisions were DKr3,096m for the third quarter of 2002.

In the first nine months of 2002, provisions for bad and doubtful debts fell by DKr49m to DKr1,005m. Accordingly, provisions for bad and doubtful debts remained at a low level compared with total loans, advances and guarantees and amounted to 13bp per annum of total loans, advances and guarantees.

Core earnings rose by DKr87m to DKr8,097m, or 1%.

Against the background of continued cost reductions and expectations of a relatively low provisioning ratio, core earnings for the whole of 2002 are still expected to develop in a positive direction. The trend in core earnings will, however, remain only slightly positive compared with 2001.

Earnings from investment portfolios amounted to DKr707m, against DKr665m for the first nine months of 2001. In the third quarter of 2002, earnings from investment portfolios of the banking business were negative by DKr50m. Earnings from Danica's investment portfolios showed a profit of DKr55m after deduction of postponed risk allowance in the life insurance business because of insufficient investment return.

The Group's tax, including tax on loan loss reserves, is calculated at DKr2,390m for the first nine months of 2002, corresponding to a tax rate of 27%.

The fall in the Group's net profit to DKr6,414m from DKr6,984m for the first nine months of 2001 is attributable to the tax expense in the third quarter of 2001 being exceptionally low as a result of the taking to income of the tax value of DKr700m of prior-year losses incurred by Fokus Bank. In addition, a higher core capital ratio in 2002 reduced the return on equity from 16.8% for the first nine months of 2001 to 14.2% for the first nine months of 2002.

Balance sheet

Total assets of the Group stood at DKr1,612bn at the end of September 2002, against DKr1,438bn a year earlier. Danica's assets, which are not consolidated in the Group accounts, amounted to DKr176bn. After elimination of inter-company accounts, the Group held total assets worth DKr1,777bn.

Group bank loans and advances stood at DKr473bn at the end of the third quarter of 2002. Domestic loans and advances were marginally lower than at the end of September 2001, whilst loans and advances in the other Nordic countries rose by DKr17bn. Repo loans, primarily to foreign financial institutions, increased by DKr8bn, while loans and advances in the UK and the USA fell by DKr14bn. Mortgage loans, which stood at DKr466bn, have risen gradually and by 4% since the beginning of 2002.

Deposits stood at DKr419bn at the end of September 2002, an increase of DKr35bn compared with end-September 2001, primarily due to deposits taken from large corporate and institutional clients.

Capital and solvency

Shareholders' equity stood at DKr62bn and subordinated debt at DKr30bn at the end of the third quarter of 2002.

The Group's solvency ratio (excluding the net profit for the period) stood at 9.4% at the end of September 2002, of which 6.8 percentage points came from core capital. The share repurchase completed in the second quarter of 2002 in itself reduced the core (tier 1) capital ratio by 0.4 of a percentage point.

CAPITAL AND SOLVENCY (Excl. net profit for the period) (DKr m)	September 30 2002	September 30 2001
Core capital, less statutory deductions	53,544	50,364
Supplementary capital, less statutory deductions	20,168	22,447
Total capital base, less statutory deductions	73,712	72,811
Total weighted items	783,387	775,491
Solvency ratio, %	9.4	9.4
Core (tier 1) capital ratio, %	6.8	6.5

Costs

Since the announcement of the merger between RealDanmark and Danske Bank in October 2000, the Group has achieved cost savings, which at the end of the third quarter amounted to DKr2.1bn on an annualised basis. These savings should be seen against expectations of annual cost savings of DKr2.2bn, which are expected to be realised at the end of the year. In addition, separate annual cost savings of DKr0.7bn planned by Danske Bank and RealDanmark before the merger will also be realised by the end of 2002.

Costs were reduced by DKr977m from DKr12,206m in the first nine months of 2001 to DKr11,229m in the same period this year. Disregarding the exchange rate effect from the Group's foreign units, the cost reduction would have constituted just over DKr1.1bn, or nearly 10%.

The cost/core income ratio was 55.2% for the first nine months of 2002, which was a fall of 2.2 percentage points on the same period in 2001. It is still the Group's goal to further reduce the cost/core income ratio over the next few years.

Disregarding the expansion at foreign units and employment of bank trainees in the third quarter, the number of employees was reduced by nearly 700 in 2002, and the total number has been reduced by about 2,500 since the autumn of 2000. Moreover, Danske Bank has reached agreements with nearly 500 employees that they will leave at a later date.

In the first nine months, the Group generated considerable cost savings by using a single IT platform for its banking activities. The Group's mortgage credit systems will be converted to the central IT platform in the course of 2003 and 2004.

Branch mergers also reduced expenses. In 2002, the number of branches has been cut by 39 in Denmark, and since the beginning of 2001, 112 branches have been merged with other branches. Additional branch mergers are planned for the remainder of 2002.

Accounting policies, etc.

The report for the first nine months of 2002 has been prepared in accordance with the Copenhagen Stock Exchange guidelines for issuers of listed securities. The Group has not changed its accounting policies from those followed in the Interim Report.

The Group's business areas

At the end of 2001, a new organisational structure was established which gathered the Group's banking activities in a separate organisation in each of the countries where the Bank operates. The adjustment provided for an amalgamation of Retail Banking, major areas of Wholesale Banking and a number of investment management areas aimed primarily at retail customers.

The Group's mortgage finance, life insurance and investment banking activities remained largely unaffected by these organisational changes.

Comparative figures for 2001 are restated to match the new organisational structure.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Index 02/01	Full year 2001	Share Q1-Q3 2002	Share Q1-Q3 2001
Banking Activities	6,235	5,585	112	7,626	69%	62%
- Banking Activities, Denmark	4,448	3,883	115	5,461	49%	43%
- Banking Activities, International	1,787	1,702	105	2,165	20%	19%
Mortgage Finance	1,598	1,610	99	2,240	17%	18%
Danske Markets	724	1,005	72	1,146	8%	11%
Life and Pensions	787	810	97	1,039	9%	9%
Danske Capital	294	374	79	490	3%	4%
Danske Securities	-80	-195	-	-312	-1%	-2%
Others	-456	-125	-	-197	-5%	-2%
Total Group	9,102	9,064	100	12,032	100%	100%

The Group's total core earnings before provisions remained unchanged compared with the level for the first nine months of 2001 despite the adverse effect of the significant fall in Danish money market rates.

Banking Activities, which now contributes 69% of the Group's overall core earnings before provisions, advanced 12%. The improvement was due mainly to cost savings in Denmark and to higher income from the operations in Norway and the UK.

The general slowdown in capital market activities had an adverse effect on earnings, particularly in Danske Capital and Danske Securities. However, the ongoing restructuring at Danske Securities had a positive effect on the result of the subsidiary. Danske Markets was not able to maintain the exceptionally high level of earnings achieved particularly in the third quarter of 2001.

Other business areas recorded increasing losses primarily as a result of lower return on capital not allocated to the business areas.

Banking Activities

BANKING ACTIVITIES (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	14,768	14,796	4,961	4,950	4,857	5,005	4,819	19,801
Operating expenses and depreciation	8,533	9,211	2,827	2,971	2,735	2,964	2,874	12,175
Core earnings before provisions	6,235	5,585	2,134	1,979	2,122	2,041	1,944	7,626
Risk-weighted items (avg.)	432,131	430,743	425,718	434,701	436,088	435,541	423,797	431,953
Allocated capital (avg.)	28,089	27,998	27,672	28,256	28,346	28,310	27,537	28,077
Core earnings before provisions as % p.a. of allocated capital	29.6	26.6	30.8	28.0	29.9	28.8	27.8	27.2
Cost/core income ratio, %	57.8	62.3	57.0	60.0	56.3	59.2	59.7	61.5

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where the Group operates.

In the first nine months of 2002, overall banking activities accounted for more than two-thirds of the Group's core earnings before provisions. Core earnings before provisions rose by DKr650m relative to the first nine months of 2001. Core income remained almost unchanged, whilst expenses fell by 7%; hence the positive trend of the cost/core income ratio continued.

BANKING ACTIVITIES, DENMARK (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	10,884	11,324	3,608	3,694	3,582	3,813	3,770	15,137
Operating expenses and depreciation	6,436	7,441	2,078	2,247	2,111	2,235	2,387	9,676
Core earnings before provisions	4,448	3,883	1,530	1,447	1,471	1,579	1,383	5,461
Risk-weighted items (avg.)	217,855	214,463	213,391	217,580	222,696	222,396	219,942	216,462
Allocated capital (avg.)	14,151	13,940	13,870	14,143	14,475	14,456	14,296	14,070
Core earnings before provisions as % p.a. of allocated capital	41.9	37.1	44.1	40.9	40.6	43.7	38.7	38.8
Cost/core income ratio, %	59.1	65.7	57.6	60.8	58.9	58.6	63.3	63.9

Banking Activities, Denmark, is responsible for the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

In the first nine months of 2002, Banking Activities, Denmark, accounted for half of the Group's core earnings before provisions. Core earnings before provisions at Banking Activities, Denmark, showed a positive trend primarily as a result of the total decrease in expenses of 14% compared with the first nine months of 2001.

Core income fell by 4% as a result of the decline in net interest income triggered by the significant fall of almost 2 percentage points in short-term money market rates since the first nine months of 2001. The lower money market rates led to a decrease in the direct return on allocated capital and also had a negative effect on earnings on the deposit surplus. Neither increased volume nor changes in rates could fully compensate for this decline in core income.

Fee income fell by just over 2% compared with the first nine months of 2001 as a result of the economic slowdown recorded in the first nine months of 2002.

Expenses fell as a result of the ongoing merger of branches, the reduction of staff, and the conversion of BG Bank's IT systems in 2001 and of the giro platform in 2002 to the central IT platform of the Group.

The volume of loans and advances to retail customers was also affected by the economic slowdown. The sale of mortgage credit products increased, while bank loans and advances fell marginally. Loans and advances to corporate customers remained stable, although also businesses' propensity to invest continued to be negatively affected by the moderate economic growth.

The sale of customer packages, which are packages of services and products targeting individual customer segments, was very satisfying. Particularly the sale of packages aiming at the young customers of the Bank exceeded expectations.

The difficult situation in the capital markets continued to affect customer trading in securities. Increased earnings on foreign-exchange trading could not fully compensate for declining earnings on securities trading.

In the third quarter of 2002, a new unit trust called *Danske Invest Erhverv* was introduced. The unit trust, which targets business customers, was well received and sales of unit trust certificates were satisfactory.

The new branch network structure of Danske Bank, in which the finance centre is the unit providing advisory services to large, regional customers, has now been fully implemented.

As a result of the increasing number of bank robberies, the Group decided to introduce the concept of non-cash branches in the summer of 2002. Non-cash branches are branches that do not handle cash transactions. The first converted non-cash branch opened in July 2002, and the Group will convert a number of branches throughout Denmark to non-cash branches in the months ahead.

The merger of branches is proceeding according to schedule. During the first nine months of 2002, the number of branches in Denmark was reduced by 39 and now totals 514.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	3,884	3,472	1,353	1,256	1,275	1,192	1,048	4,664
Operating expenses and depreciation	2,097	1,770	749	724	624	729	487	2,499
Core earnings before provisions	1,787	1,702	604	532	651	463	561	2,165
Risk-weighted items (avg.)	214,277	216,281	212,330	217,121	213,392	213,145	209,855	215,490
Allocated capital (avg.)	13,928	14,058	13,801	14,113	13,870	13,854	13,641	14,007
Core earnings before provisions as % p.a. of allocated capital	17.1	16.1	17.5	15.1	18.8	13.4	16.5	15.5
Cost/core income ratio, %	54.0	51.0	55.4	57.6	48.9	61.2	46.5	53.6

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Norway	472	308	173	128	171	42	115	350
Sweden	258	322	46	75	137	131	95	453
UK	605	562	230	183	192	151	216	713
USA	216	232	80	66	70	56	86	288
Other foreign activities	236	278	75	80	81	83	49	361
Banking Activities, International	1,787	1,702	604	532	651	463	561	2,165

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

In the first nine months of 2002, banking activities conducted outside Denmark accounted for one fifth of the Group's total core earnings before provisions. Core earnings before provisions from these activities developed favourably and recorded a growth of 5% relative to the first nine months of 2001. The increase in earnings is ascribable primarily to the favourable growth in activities in the UK and Norway. Almost half of the increase in income and expenses is attributable to changes in foreign exchange rates.

Norway

Core earnings before provisions from Norwegian activities increased by 53% to DKr472m. The appreciation of the Norwegian krone accounts for about DKr44m of the total increase of DKr164m. In addition, the increase in core earnings is attributable to a sound rise in sales and revenue in 2002, particularly in the retail customer segment, and to the measures to enhance efficiency introduced in 2001.

Loans and advances increased by 9% relative to the figure recorded in September 2001 and amounted to DKr51bn at the end of September 2002. The Bank's market share stood at almost 4%. In July 2002, the branch in Vikedal was closed. Consequently, the number of branches in the network totals 63.

Sweden

Core earnings before provisions declined by DKr64m to DKr258m.

Net interest income increased as a result of slightly improved interest margins and a sound growth in loans and advances. Also fee income increased, primarily as a result of the exceptionally low fee income generated in the third quarter of 2001.

Despite weak economic trends in the Swedish market, loans and advances increased by 14% compared with the figure recorded at the end of September 2001 and amounted to DKr60bn at the end of September 2002. Deposits grew by 5%. Growth in volume was triggered by growth in facilities with existing customers and a net inflow of retail and business customers.

Altogether, core income (in SEK) rose by 22% compared with the core income for the first nine months of 2001.

Expenses – adjusted for the foreign exchange effect – increased by 48% as a result, among other things, of an IT project that involved upgrading the Swedish customer account system to the joint account system with a view to reducing future operating and development costs. The systems upgrading, which ended in October 2002, proceeded in a satisfactory manner.

In addition, the trend in the capital markets and the growing staff triggered an increase in pension costs of around DKr44m in the first nine months of 2002.

Moreover, the opening of new branches in Liljeholm, Stockholm, and in Västerås in the first quarter of 2002 and the resultant recruitment of new staff pushed up expenses. The total number of branches now stands at 47.

The UK

Core earnings before provisions from UK banking activities rose by 8% to DKr605m primarily as a result of increasing fee income from existing customers and declining expenses.

The general level of business activity in the segments targeted by Danske Bank in the UK remains low, and thus the number of financing transactions is also declining.

The USA

Core earnings before provisions from US banking activities amounted to DKr216m in the first nine months of 2002 against DKr232m in the first nine months of 2001. This constitutes a slight increase when the effect of the dollar depreciation is eliminated.

In 2001, loans and advances in the USA concentrated on businesses trading in the principal markets of the Bank in northern Europe and on selected global financial institutions. The Bank is reducing its exposure to US corporates on an ongoing basis and has cut facilities by 55% since the end of 2000.

As a result of this business policy, core income for the first nine months of 2002 was lower than for the first nine months of 2001, but the decline in expenses more than offset this fall.

Other foreign activities

The fall in core earnings from other foreign activities is attributable to the closure of the Bank's branches in Hong Kong and Singapore at the end of the first half of 2001.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	2,524	2,576	880	823	821	981	872	3,557
Operating expenses and depreciation	926	966	287	337	302	351	321	1,317
Core earnings before provisions	1,598	1,610	593	486	519	630	551	2,240
Risk-weighted items (avg.)	228,199	212,307	230,885	228,997	224,748	219,606	212,223	214,147
Allocated capital (avg.)	14,833	13,800	15,007	14,879	14,609	14,274	13,794	13,920
Core earnings before provisions as % p.a. of allocated capital	14.4	15.6	15.8	13.1	14.2	17.7	16.0	16.1
Cost/core income ratio, %	36.7	37.5	32.6	40.9	36.8	35.8	36.8	37.0

Mortgage Finance encompasses Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

Core earnings before provisions amounted to DKr1,598m in the first nine months of 2002. The decline in core earnings was attributable to the fall in direct return on allocated capital and liquid funds. Increased contribution and fee income from the growing loan portfolio and the remortgaging activity in the third quarter added to core earnings.

Operating expenses amounted to DKr926m in the first nine months of 2002, constituting a fall of 4% compared with the first nine months of 2001. The cost/core income ratio stood at 36.7% against 37.5% in 2001.

Gross mortgage lending totalled DKr78bn in the first nine months of 2002.

Realkredit Danmark's market share of gross lending fell to 32.0% in the first nine months of 2002, down from 33.3% in the first nine months of 2001. The market share of net new loans fell from 30.9% to 28.0%. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans. The trend in market shares reflects that Realkredit Danmark did not obtain a market share of remortgaging transactions in the third quarter of 2002 corresponding to its share of overall mortgage loans.

The loan portfolio amounted to DKr466bn at the end of the third quarter of 2002 against DKr448bn at the beginning of the year. The private market accounted for more than 50% of the increase.

In the wake of the extraordinary lowering of the minimum coupon rate to 3% in October 2002, Realkredit Danmark opened 10-year callable bond series with a coupon of 3% to accommodate the requirements of primarily corporate customers.

Danske Markets

DANSKE MARKETS (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	1,416	1,786	459	565	392	392	811	2,178
Operating expenses and depreciation	692	781	233	241	218	251	276	1,032
Core earnings before provisions	724	1,005	226	324	174	141	535	1,146
Risk-weighted items (avg.)	49,765	46,848	52,459	48,463	45,295	52,321	46,846	48,227
Allocated capital (avg.)	3,170	3,045	3,410	3,150	2,944	3,401	3,045	3,135
Core earnings before provisions as % p.a. of allocated capital	30.5	44.0	26.5	41.1	23.6	16.6	70.3	36.6
Cost/core income ratio, %	48.9	43.7	50.8	42.7	55.6	64.0	34.0	47.4

Responsibility for the Group's fixed income and foreign exchange trading and short-term liquidity rests with Danske Markets. It serves Danske Bank's largest corporate clients and institutional clients and the Group's retail banking activities from offices in Denmark, Norway, Sweden, Finland, the UK and the USA. Danske Markets also includes Danske Research, the central unit responsible for economic and financial research.

In the first nine months of 2002, Danske Markets generated core earnings before provisions in the amount of DKr724m against DKr1,005m in the first nine months of 2001. The satisfactory core earnings in 2002 must be seen in the light of the extraordinarily high earnings in the third quarter of 2001, which was characterised by a significant fall in international interest rates, creating a very favourable business environment in the interest rate markets. This has not been the case to the same extent in 2002.

Earnings are attributable to good performance and a high activity level in the interest rate and foreign exchange markets. The overall uncertainty in the financial markets in 2002 contributed to growing customer demand for derivatives to hedge financial and commercial risk.

In the first nine months of 2002, focus on cost reductions generated savings in the amount of DKr89m, or 11%, relative to the same period in 2001. This decline is, among other things, ascribable to the establishment of round-the-clock operations in Copenhagen, which reduced costs generated outside European time zones.

Life and Pensions

LIFE AND PENSIONS (DKr m)	Q1-Q3 2002 *)	Q1-Q3 2001	Q3 2002 *)	Q2 2002 *)	Q1 2002 *)	Q4 2001	Q3 2001	Full year 2001
Core insurance earnings	940	951	335	304	301	266	281	1,217
Funding cost, net	-153	-141	-52	-53	-48	-37	-44	-178
Core earnings	787	810	283	251	253	229	237	1,039
Allocated capital	6,241	5,695	6,285	6,231	6,206	6,032	5,931	5,780
Core earnings as % p.a. of allocated capital	16.8	19.0	18.0	16.1	16.3	15.2	16.0	18.0

*) Calculated in accordance with the new consolidation policy

Life and Pensions encompasses all the Group's activities in the life insurance and pensions market. The Life and Pensions area is run by the Danica Group. Life and Pensions targets both retail and business customers. Products are marketed through a range of distribution channels within Danske Bank Group, primarily Banking Activities' outlets and Danica's team of insurance agents, chief advisers and pension advisers.

Core earnings for Life and Pensions matched expectations, and business in general progressed satisfactorily.

In the first nine months of 2002, the trend in premiums generated by traditional insurance business and Danica Link was very satisfying. Overall gross premiums stood at DKr9.1bn against DKr7.6bn in the same period of 2001, an increase of 20%. Traditional insurance business recorded a continued sound growth in the corporate segment, particularly as a result of growing interest among very large companies.

Gross premiums from Danica Link accounted for around DKr1.4bn in the first nine months of 2002, of which DKr0.5bn constitutes schemes transferred from Danica's traditional insurance business. The sale of unit-link products in Norway was successfully launched in April 2002.

Sales of health care policies surged, with the number of policies sold increasing by more than 30% since the end of 2001.

The return on investments of the Danica Pension Group, excluding unit-link business, was 0.8% in the first nine months of 2002. The improvement relative to the negative return on investments of 0.8% in the first half of 2002 is attributable primarily to the decline in interest rates. The improvement more than offset the losses on the equity portfolio of the Danica Group.

With a view to reducing the risk on its equity portfolio, Danica has sold off equities in the amount of some DKr8bn since the publication of the Interim Report. The holding of listed equities totalled just over DKr14bn at the end of September, corresponding to a share of investment assets of almost 10%. Equities yielded a negative return, while bonds, derivative financial instruments and property each generated a positive return. Given the market conditions and considering the selected risk profile, the return was acceptable.

At the end of the third quarter of 2002, bonus reserves totalled DKr3.1bn, or 2.2% of life provisions, at a computation rate of interest of 3.7%. The bonus reserves can withstand another fall in equity prices of some 25%. Danica Pension expects to state liabilities at market price before the end of 2002, and this is expected to strengthen the bonus reserve as at end-2002.

Shareholders' equity amounted to DKr11.2bn at the end of the third quarter of 2002, corresponding to an excess cover of 72% compared with the statutory capital adequacy requirement.

Danske Capital

DANSKE CAPITAL (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	572	671	180	179	213	203	216	874
Operating expenses and depreciation	278	297	79	102	97	87	83	384
Core earnings before provisions	294	374	101	77	116	116	133	490
Risk-weighted items (avg.)	1,090	2,192	1,198	1,035	1,035	2,662	2,236	2,310
Allocated capital (avg.)	71	142	78	67	67	173	145	150
Core earnings before provisions as % p.a. of allocated capital	553.3	350.0	519.7	457.6	689.7	268.2	366.0	326.3
Cost/core income ratio, %	48.6	44.3	43.9	57.0	45.5	42.9	38.4	43.9
Assets under management (DKr bn)	345	353	345	356	374	368	353	368

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

In the first nine months of 2002, core earnings before provisions amounted to DKr294m, a fall of 21% compared with the figure for the first nine months of 2001. This fall is primarily attributable to the decline in trading income and fee income from equity-related portfolio management agreements and advisory agreements as a result of the significant fall in equity prices. At the same time, sales of bond products, which produce a smaller earnings margin than equity sales, have increased more than sales of equity products.

Total costs amounted to DKr278m, 6% lower than in the same period in 2001.

Assets under management covered by contractual asset management agreements and/or advisory agreements stood at DKr345bn at the end of September 2002, of which Danske Private Equity accounted for DKr10bn. In the first nine months of 2002, Danske Private Equity recorded an increase in assets under management of DKr4bn.

Assets under management were also positively affected by new agreements at a total value of DKr8bn. The market share of net sales of unit trust certificates in Denmark stood at 18% in the first nine months of 2002, while the market share of the total asset value at the end of September 2002 was 36%. The market share of the retail segment grew, while the market share of the sales of unit trust certificates to institutional clients was somewhat smaller in the first nine months of 2002 than previously.

Total assets under management by the Group, including the management of custody accounts and private banking by Banking Activities, amounted to DKr496bn at the end of September 2002.

Danske Securities

DANSKE SECURITIES (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Core income	320	344	105	116	99	144	51	488
Operating expenses and depreciation	400	539	157	130	113	261	169	800
Core earnings before provisions	-80	-195	-52	-14	-14	-117	-118	-312
Risk-weighted items (avg.)	673	587	652	631	737	1,487	1,349	814
Allocated capital (avg.)	44	39	42	41	48	97	88	53
Core earnings before provisions as % p.a. of allocated capital	-	-	-	-	-	-	-	-
Cost/core income ratio, %	125.0	156.7	149.5	112.1	114.1	181.3	331.4	163.9

The investment banking arm of the Group, marketed under the name of Danske Securities, encompasses the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division is also responsible for equity research.

Core earnings before provisions were a negative DKr80m compared with a negative DKr195m in the first nine months of 2001. The continued negative earnings must be characterised as unsatisfactory.

Core income stood at DKr320m against DKr344m in the first nine months of 2001. Due to the very negative trend in the Nordic equity markets, equity trading income was somewhat lower than in 2001, while the Corporate Finance business recorded income above the level of the previous year.

Costs amounted to DKr400m against DKr539m in the first nine months of 2001. This substantial reduction of costs was achieved via a cost adjustment programme launched in 2001 and via the decline in performance salary provisions.

In the third quarter of 2002, income equalled the average income of the first two quarters of 2002, although turnover at the Copenhagen Stock Exchange in September was at its lowest level since December 1997 and 30% below the average turnover of the first eight months of 2002. Costs amounted to DKr157m against an average of DKr122m in the first two quarters. This increase is attributable, among other things, to provisions for continued job reductions.

The Group's market share of equity trading on the Copenhagen Stock Exchange stood at almost 23% in the first nine months of 2002. This means that Danske Bank remains the largest equity trader in Denmark. In Norway, the market share totalled 5%, while market shares in Sweden and Finland were 2%.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Net interest income	684	181	111	293	280	374	87	555
Dividends from shares, etc.	68	266	7	51	10	7	32	273
Fee and commission income	-25	-16	-7	-11	-7	-7	-3	-23
Net interest and fee income	727	431	111	333	283	374	116	805
Market value adjustments								
Bonds	1,097	839	1,016	580	-499	-331	770	508
Shares	-577	-646	-447	-209	79	14	-658	-632
Derivatives, etc.	-333	-25	-703	10	360	116	-87	90
Holdings in associated undertakings	416	158	3	409	4	65	20	223
Expenses	101	92	30	39	32	32	28	124
Other operating income	103	0	0	103	0	0	0	0
Earnings from investment portfolios, banking business	1,332	665	-50	1,187	195	205	133	870
Earnings from investment portfolios, insurance business	-625	-	55	-580	-100	-	-	-
Total	707	665	5	607	95	205	133	870
Risk-weighted items (avg.), banking business	33,080	39,924	30,954	34,462	33,856	36,591	43,808	39,084
Allocated capital (avg.), banking business	2,150	2,595	2,012	2,240	2,201	2,378	2,848	2,540

Total earnings from investment portfolios were DKr707m in the first nine months of 2002.

Earnings from investment portfolios generated by the banking business amounted to DKr1,332m against DKr665m in the first nine months of 2001.

Fixed income positions generated earnings in the amount of DKr1,236m, up by DKr436m compared with earnings at the half year. The improvement is ascribable primarily to the overall decline in interest rates, including lower funding rates. Equities produced a loss of DKr27m against a profit of DKr427m as at June 30, 2002. The change of DKr454 was made up by a profit on unlisted equities of DKr23m and a loss on listed equities of DKr477m. Moreover, foreign exchange transactions generated a profit of DKr67m, down by DKr2m from the profit at the half year.

Furthermore, earnings from the investment portfolio of the banking business include a profit of DKr157m derived from the Group's partial hedging in the first half of 2002 of the risk pertaining to its share of the investment assets of the insurance business.

Earnings from the investment portfolio of the insurance business generated a negative return of DKr625m of which DKr594m is attributable to Danica's postponement of risk allowance, which, according to the contribution principle, cannot be booked until a later period in which a higher return is achieved.

In the third quarter of 2002, Danica generated earnings of DKr55m. With effect from July 1, 2002, selected investment assets amounting to the nominal value of the shareholders' equity have been earmarked for the shareholders' equity. In the third quarter of 2002, the net return on these assets stood at DKr266m. The postponement of risk allowance lowered earnings on investment portfolios by DKr211m in the third quarter of 2002.

The overall price sensitivity of the Group to a one percentage point change in interest rates was reduced from about DKr1.7bn at the end of 2001 to about DKr0.9bn.

A general change in equity prices of 10% would cause a change in earnings from the proprietary investment portfolio of listed equities of some DKr170m.

The Group has sold off its holding of 18.75% of the shares in Europay Norge AS, the card company. The profit of some DKr178m generated by the sale will be booked as income in the fourth quarter of 2002, conditional on the approval of the sale by the authorities.

Outlook for 2002

The first nine months of 2002 only saw sluggish growth in the world economy, and diving equity prices continue to cause concern in the business environment and among consumers. This trend has reduced the volume in the capital markets and put a damper on demand for financial services. There is still considerable uncertainty about the timing and strength of the economic recovery and its effect on the Group's principal markets in northern Europe. The Group expects unfavourable market conditions for the rest of the year.

For the year as a whole, the total core income of Danske Bank Group will therefore be moderately lower than the core income generated in 2001.

As a result of realised merger synergies and other savings, expenses will fall in 2002. Danske Bank Group expects the cost/core income ratio to continue to fall relative to 2001. Declining income may, however, mean that the cost/core income ratio will remain at around 55%, the level realised in the first nine months of 2002.

Provisioning levels will be influenced by overall economic conditions. Despite weak economic growth, loss provisions for the first nine months of 2002 were slightly smaller than last year. The Group believes that the quality of its loan portfolio is satisfactory, the economic stagnation notwithstanding. Therefore, the expectation is that the provisioning ratio will remain relatively low.

In view of the cost reductions made and a continued relatively low provisioning ratio, the Group continues to expect a slight increase in core earnings from the level recorded in 2001.

As in previous years, earnings from investment portfolios in the banking and insurance businesses will depend greatly on developments in the financial markets, including the level of securities prices at year-end.

The Group expects its tax charge, including the tax on loan loss reserves, to be 28% of pre-tax profit.

Announcement of financial results and annual report for 2002

Danske Bank expects to publish its 2002 announcement of financial results and annual report on February 20, 2003.

Copenhagen, October 29, 2002

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 København K
CVR-Nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Net interest income, excluding earnings from investment portfolios	4,691	4,408	4,473	4,472	4,715	18,051
Fee and commission income, net	1,425	1,572	1,569	1,629	1,404	6,265
Trading income	-36	230	29	324	389	1,597
Other core income	406	250	373	346	231	1,171
Core insurance earnings	335	304	301	266	281	1,223
Total core income	6,821	6,765	6,745	7,037	7,021	28,307
Operating expenses and depreciation	3,725	3,821	3,683	4,069	3,971	16,275
Core earnings before provisions	3,096	2,944	3,062	2,968	3,050	12,032
Provisions for bad and doubtful debts	365	254	386	698	389	1,752
Core earnings	2,731	2,690	2,676	2,270	2,661	10,280
Profit on sale of subsidiaries	0	0	0	6	-	240
Earnings from investment portfolios	5	607	95	205	133	870
Profit before tax	2,736	3,297	2,771	2,481	2,794	11,390
Tax	656	899	835	752	165	2,677
Net profit for the period	2,080	2,398	1,936	1,729	2,629	8,713
Of which minority interests	-	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Full year 2001
Bank loans and advances	473	485	494	476	467	476
Mortgage loans	466	458	454	448	438	448
Bonds and shares	346	324	312	356	266	356
Due to credit institutions and central banks	290	274	270	241	249	241
Deposits	419	412	434	400	384	400
Issued bonds	633	621	623	673	571	673
Subordinated debt	30	31	35	32	32	32
Shareholders' equity	62	60	60	57	59	57
Total assets	1,612	1,566	1,554	1,539	1,438	1,539

Danske Bank Group

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1-Q3 2002	Q1-Q3 2001	Full year 2001
Shareholders' equity at January 1	57,091	50,906	50,906
One-off adjustment regarding insurance activities	1,407	-	-
Addition on merger	-	1,321	1,321
Net profit for the period	6,414	5,983	8,713
Capital reduction on repurchase of own shares	-3,000	-	-
Dividends	-	-	-3,477
Other	-3	-352	-372
Shareholders' equity end of period	61,909	59,859	57,091
Minority interests at January 1	10	983	983
Net profit for the period	-	1	-
Increase in minority interests, etc.	-1	-977	-973
Minority interests end of period	9	7	10

The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 721,888,569 in the first nine months of 2002. At the end of the third quarter of 2002, the number of outstanding shares stood at 711,675,849.

SOLVENCY (EXCL. NET PROFIT FOR THE PERIOD) (DKr m)	September 30 2002	September 30 2001	Full year 2001
Core capital, less statutory deductions	53,544	50,364	55,177
Eligible subordinated debt and revaluation reserve	27,115	28,751	29,835
Statutory deduction for insurance subsidiaries	-6,528	-6,032	-6,208
Other statutory deductions	-419	-272	-345
Supplementary capital, less statutory deductions	20,168	22,447	23,282
Total capital base, less statutory deductions	73,712	72,811	78,459
Weighted items			
not included in trading portfolio	703,133	698,754	693,499
with market risk included in trading portfolio	80,254	76,737	66,159
Total weighted items	783,387	775,491	759,658
Core (tier 1) capital ratio, %	6.8	6.5	7.3
Solvency ratio, %	9.4	9.4	10.3
Statutory minimum solvency requirement, %	8.0	8.0	8.0

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8242
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	10/29 06:21
USAGE T	09'12
PGS.	20
RESULT	OK